UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of October, 2024

Commission File Number: 001-41174

RELIEF THERAPEUTICS Holding SA

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Switzerland

(Jurisdiction of incorporation or organization)

Avenue de Sécheron 15

1202 Geneva

Switzerland

Tel: +41 22 545 11 16

(Address of principal executive offices)

Indicate by check mark if the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒                  Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)     ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 21, 2024, the Company issued a press release entitled “Relief Therapeutics Receives Notice of Allowance for European Patent Covering RLF-TD011 for Epidermolysis Bullosa Wound Treatment.” A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Press Release dated October 21, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RELIEF THERAPEUTICS Holding SA

By: /s/ Jeremy Meinen

Jeremy Meinen

Chief Financial Officer

Dated: October 22, 2024